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 CESD

 Emerson College

PJ McCabe
Writer/Actor at Authentic Talent

Los Angeles, California · 204 connections · **See contact info**

About

TV/Film Writer. Strong development and pitching skills.

Experienced Actor with a demonstrated history of working in the entertainment industry. Skilled in ... see more

Experience


Actor
CESD

Writer/Actor
The Cool and Happy Corporation/Authentic Talent/CESD
Mar 2017 – Present · 2 yrs 4 mos
Los Angeles

Writer
Cool and Happy Corporation
Mar 2017 – Present · 2 yrs 4 mos
Los Angeles

Writer/Actor
Authentic Talent
Sep 2014 – Present · 4 yrs 10 mos
Los Angeles

Education

Emerson College
Bachelor of Arts (BA), Acting
2005 – 2009

Skills & Endorsements

Comedy · 7

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Dialects · 6
Mark Vashro and 5 connections have given endorsements for this skill

Entertainment · 5
Mark Vashro and 4 connections have given endorsements for this skill

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